

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2019

Lisa Conte
Chief Executive Officer & President
Jaguar Health, Inc.
201 Mission Street, Suite 2375
San Francisco, CA 94105

> **Re: Jaguar Health, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 22, 2019**
> **File No. 001-36714**

Dear Ms. Conte:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

Proposal 5 - Approval of the Issuance of Shares of Commmon Stock Upon Exchange. . ., page 27

1.   Please revise to show the number of shares of your common stock that may potentially be issued pursuant to the Notes and the Warrants based on a range of Exercise Prices. Please also provide similar disclosure for Proposal 6.

Proposal 7 - To Approve, for Purposes of NASDAQ Rule 5635(d), of the Issuance of Shares of Common Stock to Oasis Capital, page 32

2.   You state that you expect the Equity Line Offering will be made pursuant to your S-3 registration statement (File No. 333-220236). We note that you filed a prospectus supplement to this registration statement on April 1, 2019, in which you stated that your non-affiliate market value is approximately $25.8 million, which implies that under General Instruction I.B.6 of the Form S-3, the value of the offering under such prospectus

supplement, together with all other sales made during the prior 12 calendar month period, may not exceed approximately $8.6 million. You also stated in such prospectus supplement that following the offering, you will have sold securities with an aggregate market value of approximately $0.23 million pursuant to General Instruction I.B.6, and state on the selling shareholder cover page that you have not sold any securities under I.B.6. We note you filed prospectus supplements on April 1, 2019, March 19, 2019, and January 8, 2019 relating to shares to be sold to Oasis Capital, LLC, and covering the sale of 20,000,000, 8,000,000 and 5,633,333 shares, respectively. We also note your March 25, 2019 prospectus relating to an offering of 1,331,332 shares. It appears that you have exceeded your I.B.6 capacity. With specific references to each prospectus supplement filed under this registration statement in 2019, please explain how you calculated your remaining available capacity under General Instruction I.B.6 and why you believe you were eligible to register each amount pursuant to the S-3 registration statement. Refer to Securities Act Forms Compliance and Disclosure Interpretations 116.21, 116.23 and Securities Act Sections Compliance and Disclosure Interpretations 139.21 and 139.23 for guidance.

3.   We note your reference in the third paragraph of the proxy statement that you are registering the offering of the equity line shares as an indirect primary offering. However, in each of your Form S-3 prospectus supplements dated April 1, 2019, March 19, 2019 and January 8, 2019, you state that you are registering both the issuance of shares to Oasis Capital and the resale of the shares by Oasis Capital. Please tell us whether you are registering the primary issuance of the equity line shares to Oasis or the resale of such shares by Oasis as an indirect primary offering and provide us with you analysis as to why you believe you are able to register such offering. Refer to Securities Act Sections Compliance and Disclosure Interpretations 139.06, 139.15, 139.17 and 139.18 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael Lee - Reed Smith LLP